                                             John Hancock Collateral Investment Trust

                                                           101 Huntington Avenue

                                                              Boston, MA  02199

VIA EDGAR

July 26, 2011

Securities and Exchange Commission

100 F. Street

Washington, DC  20549

RE:       John Hancock Collateral Investment Trust

            File No.  811-22303

Dear Sir/Madam:

On behalf of John Hancock Collateral Investment Trust (the "Registrant”) and pursuant to provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed are the following documents:

  A copy of Endorsement No. 10 to Registrant’s Financial Institution Investment Company Asset Protection Bond No. 81906751 issued by Chubb Group of Insurance Companies (the “Bond”) extending the Bond period; and
  A copy of the resolutions of the Board of Trustees approving the extension of Bond period through September 30, 2011.

Please note that premiums have been paid for the period July 15, 2010 through September 30, 2011.

Sincerely,

/s/ Carolyn M. Flanagan

Carolyn M. Flanagan

Secretary

		FEDERAL INSURANCE COMPANY
			Endorsement No.: 10
			Bond Number:	81906751
NAME OF ASSURED: JOHN HANCOCK COLLATERAL INVESTMENT TRUST C/O JOHN

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD:	from	12:01 a.m. on	July 15, 2010
	to	12:01 a.m. on	September 30, 2011

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2011

                                                                 By__/s/ Paul Morrisette_____________________________

ICAP Bond

Form 17-02-5032 (Ed. 11-02)                                        Authorized Representative

John Hancock Collateral Investment Trust

(the “Trust”)

RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby authorizes, empowers and directs the Officers of the Trust, with the advice of counsel to the Trust, to procure an extension through September 30, 2011 of the Trust’s Fidelity Bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the Trust against larceny and embezzlement;

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios, hereby determines that an extension of the Fidelity Bond through September 30, 2011, is reasonable in form and amount and hereby approves such extension of the Fidelity Bond;

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby approves the premium for the extension of the Fidelity Bond, and the payment of such premium by the Trust; and

FURTHER RESOLVED, that the Secretary of the Trust or her delegate shall file an amendment to the Fidelity Bond with the SEC and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.